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Maison Provence

Southern French Restaurant

52 Havemeyer Street
Brooklyn, NY 11211
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THE PITCH
Maison Provence is seeking investment to reopen our restaurant. Funds will be used to equip the kitchen, inventory / working capital.
Renovating Location
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INVESTOR PERKS

Maison Provence is offering perks to investors. You earn the most valuable perk available based on your to You will not also receive the perks of lesser value, unless specified below.

Free desserts for your party for 1 year Invest $1,000 or more to qualify. 15 of 15 remaining

Each member of your party gets free dessert each time you dine with us during our opening year.

Free VIP dinner for 2 with a champagne bottle Invest $5,000 or more to qualify. 10 of 10 remaining

You're in a for a treat. Come with a guest for a special VIP dinner on us. You can order anything you want c have your own bottle of champagne.

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LOCATION

52 Havemeyer Street, on the southwest corner of North 6th Street.

It's in the heart of Williamsburg, only 2 blocks away from both the Bedford Ave and the Lorimer St subway
This is a peaceful intersection surrounded by trees, a wine bar, a school, and 2 churches. This is a perfect
Bedford avenue.
There is a cosy indoor space with a wrap around patio and outdoor seating. Total capacity will increase by
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OUR STORY

Maison Provence (formerly Pates et Traditions) was opened in 2009 by Laurent Dantonio when he arrived
Laurent cooked authentic recipes from his childhood and quickly the restaurant became a hot spot for Ne
French food. We quickly became one of the top 3 French restaurants in Brooklyn and continued to top the
point we were one of the oldest restaurants in Williamsburg.

In spring 2021, just as restaurants started to fully re-open in NYC, our building was put up for sale and we
This came at a tough time for us as we had been struggling with the impacts of COVID-19 for over a year.
The good news is the new landlord wants us to reopen the restaurant once the building has been renovate
Our community of loyal patrons and neighbors can't wait for us to reopen - and we can't wait to serve the
MEDIA & PRESS

Over the years, our customers fell in love with Pates Et Traditions and weren't shy about sharing it on soci

#1 on Foursquare for French restaurants in Brooklyn for over 10 years.
#1 on Yelp for French restaurants in Brooklyn for over 10 years.
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MEDIA & PRESS
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Clips from CNBC and Food & Booze

Secured the alcohol license from the owner's previous restaurant at the same location.

OCTOBER 2021
Signed new lease

Signed lease at 52 Havemeyer St with the new landlord.

DECEMBER 2021
Renovation of the space

Renovation of the restaurant begins.

MARCH 2022
Set up the space

Set up the kitchen and bar, and decorate the interior and outdoor dining areas.

APRIL 2022
Soft opening

Soft open the restaurant for friends and family to tune our operations.

MAY 2022
Full launch

Official launch of the restaurant for in-person dining.

JULY 2022
Online ordering debut

Start doing online deliveries with the aim of ramping up for the Fall busy season.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Buildout & Decoration $10,000
Equipment $10,000
Inventory $3,500
Working Capital $3,000
Marketing $1,700

2021 Balance Sheet

Investment Round Status

Target Raise $30,000

Maximum Raise $55,000

Amount Invested $0

Investors 0

Investment Round Ends December 22, 2021

Summary of Terms

Legal Business Name Maison Provence

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 3%–5.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2026

Financial Condition

No operating history

Maison Provence was established in [September, 2021]. Accordingly, there are limited financial statements
review. When evaluating this investment opportunity, investors should consider factors outlined in the risk

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Maison Provence's fundraising. Howev
additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
a Note is not like that at all. The ability of Maison provence to make the payments you expect, and ultimate
depends on a number of factors, including many beyond our control.

Limited Services

Maison Provence operates with a very limited scope, offering only particular services to potential clients, r
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these

there can be no assurance that the actual operating results will correspond to the forecasts provided here
newly established entity and therefore has no operating history from which forecasts could be projected w

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Maison provence might need to raise more capital in the future to fund/expand operations, buy property a
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
provence is unable to obtain additional funding when needed, it could be forced to delay its business plan

Changes in Economic Conditions Could Hurt Maison provence

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Maison provence's financial performance or at
event Maison provence ceases operations due to the foregoing factors, it can not guarantee that it will be
revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Maiso
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

Maison provence will be required to provide some information to investors for at least 12 months following
is far more limited than the information that would be required of a publicly-reporting company; and Maisc
providing annual information in certain circumstances.

If Maison provence needs more capital in the future and takes on additional debt or other sources of finan
rights superior to yours. For example, they might have the right to be paid before you are, to receive larger
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchan

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Maison provence or management), which is responsible for monitoring Maison provence
provence will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Maison prov
than your initial expectations.

You Do Have a Downside

Conversely, if Maison provence fails to generate enough revenue, you could lose some or all of your mone

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Maison provence, and the revenue of Maison proven
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Maison provence to banks, commercial finance len
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

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